Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 30, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued an announcement on August 29, 2006, a copy of which is attached as Exhibit 99.1. The attached announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed A Share Issue (as defined in the attached announcement) in the United States.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated August 28, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
August 30, 2006	Name: Title:	(Signature) Wu Yan Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

(1) PROPOSED A SHARE ISSUE

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3) PROPOSED ADOPTION OF THE PROCEDURAL RULES

(4) PROPOSED ESTABLISHMENT OF CHINA LIFE CHARITY FUND

(5) CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PROPOSED A SHARE ISSUE

The Board is pleased to announce that at a meeting of the Board held on 28 August 2006, it was resolved that, subject to Shareholders’ approval, the Company shall apply to the relevant authorities in the PRC (the “Relevant Authorities”) for the allotment and issue of not more than 1.5 billion A Shares to (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities. The Company shall apply to the Shanghai Stock Exchange for the listing of such A Shares.

The proceeds from the A Share Issue are intended to be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities.

The A Share Issue is subject to approvals by (a) Shareholders at the EGM; and (b) the Relevant Authorities.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Articles of Association are being proposed primarily as a result of the A Share Issue and to comply with applicable PRC laws and regulations, and to reflect the increase in number of Directors. The amended Articles of Association will become effective upon completion of the A Share Issue and upon approval by the CIRC and other regulatory bodies.

PROPOSED ADOPTION OF THE PROCEDURAL RULES

Pursuant to the relevant laws, rules and regulations and the requirements of CSRC, the Company has established the Procedural Rules for the Shareholders’ Meetings to regularise the functions and powers of, the procedures for the Shareholders’ meetings and other related matters. In addition, pursuant to the relevant laws, rules and regulations, and the requirements of CSRC, the Company has amended the Procedural Rules for Board meetings and the Supervisory Committee meetings previously adopted by the Board and the Supervisory Committee, respectively.

Commission File Number 001-31914

The above Procedural Rules are subject to Shareholders’ approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the Relevant Authorities.

PROPOSED ESTABLISHMENT OF THE CHINA LIFE CHARITY FUND

On the same day, the Board resolved to set up the China Life Charity Fund (provisional name).

Details regarding the proposed A Share Issue, the proposed amendments to the Articles of Association, the proposed adoption of the Procedural Rules, and the proposed establishment of the China Life Charity Fund will be set out in the circular and the notice of EGM. The said circular and the notice of EGM will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and an extract of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The Company’s principal place of business in Hong Kong will be changed with effect from 29 August, 2006, details as follows.

A.	PROPOSED A SHARE ISSUE

1.	Background

At the Board meeting held on 28 August 2006, it was resolved that the Company shall apply to the Relevant Authorities for the allotment and issue of not more than 1.5 billion A Shares to (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares and American Depositary shares are listed on the main board of the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

Commission File Number 001-31914

2.	Structure of the A Share Issue

Type of securities to be issued: A Shares

Number of A Shares to be issued:	Not more than 1.5 billion A Shares. The final number of A Shares to be issued and the structure of the issue is subject to the approval by CSRC and other Relevant Authorities and the adjustments (if any) made by the Board as authorised by the Shareholders at the EGM

Nominal value:	RMB1.00 each

Rights attached to A Share:	The A Shares are listed Domestic Shares and, except as otherwise provided for in the applicable laws, rules and regulations and the Articles of Association, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the accumulated retained earnings at the time of the A Share Issue

Target subscribers:	(i) Strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, except for those prohibited under the PRC laws and regulations

Method of issue:	The issue will be conducted via a combination of private placement arrangements with strategic investors (“strategic placement”), placement through offline offering to strategic investors as approved by CSRC (“offline placement”), and placement through online subscription at issue price (“online offering”), or such other method as approved by CSRC

Basis for determining the issue price:	The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC. Thus, the amount of funds to be raised from the A Share Issue cannot be confirmed at the date of this announcement

Use of proceeds:	Funds raised from the A Share Issue will be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities

3.	Shareholders’ Approval and other Approvals

At the annual general meeting of the Company held on 16 June 2006, the Shareholders granted, by way of a special resolution, a general mandate to the Board to issue and allot not more than 20% of each of the existing issued Domestic Shares and H Shares of the Company as at the date of the special resolution. To date, the Company has not issued any shares under the above general mandate.

Commission File Number 001-31914

The EGM will be held on or about 16 October 2006 to consider and, if thought fit, approve, among other things, the A Share Issue and to authorise the Board to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber). It should be noted that the A Share Issue, upon approval by the Shareholders at the EGM, is still subject to the approval of the CSRC and other Relevant Authorities, if necessary. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required.

4.	Reasons for and Benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company’s access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. Also, the Board believes that the A Share Issue will benefit the Company and the Shareholders as a whole.

5.	Effect of the A Share Issue on the Company’s shareholding structure

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 1.5 billion new A Shares will be issued under the A Share Issue:

	As at the date of this announcement		Immediately after completion of the A Share Issue
	Number of Shares	%	Number of Shares	%
(1) Domestic Shares	19,323,530,000	72.2	20,823,530,000	73.7
- Existing Domestic
Shares issued	19,323,530,000	72.2	19,323,530,000	68.4
- A Shares to be issued	—	—	1,500,000,000	5.3

(2) H Shares	7,441,175,000	27.8	7,441,175,000	26.3

(3) Total number of Shares	26,764,705,000	100	28,264,705,000	100

B.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Articles of Association are being proposed primarily as a result of the proposed A Share Issue and to comply with applicable PRC laws and regulations and to reflect the increase in number of Directors. The amended Articles of Association will become effective upon completion of the A Share Issue and upon approval by the CIRC and other regulatory bodies.

Commission File Number 001-31914

The proposed amendments deal with a number of areas, including:

(a)	alteration of the Company’s registered capital and shareholding structure;

(b)	regulations on the proceedings of Shareholders’ general meetings;

(c)	regulations on the election and appointment of Directors and Supervisors;

(d)	regulations on the rights and obligations of the Shareholders, Directors, Supervisors and managers;

(e)	provisions in relation to the rules and procedures of the Shareholders’ meetings, Board meetings and Supervisory Committee meetings; and

(f)	other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

C.	PROPOSED ADOPTION OF THE PROCEDURAL RULES

Pursuant to the relevant laws, rules and regulations and the requirements of CSRC, the Company has established the Procedural Rules for the Shareholders’ Meetings to regularise the functions and powers of, the procedures for the Shareholders’ meetings and other related matters. In addition, pursuant to the relevant laws, rules and regulations, and the requirements of CSRC, the Company has amended the Procedural Rules for Board meetings and the Supervisory Committee meetings previously adopted by the Board and the Supervisory Committee, respectively.

The above Procedural Rules are subject to Shareholders’ approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the Relevant Authorities.

D.	PROPOSED ESTABLISHMENT OF CHINA LIFE CHARITY FUND

1.	Establishment of China Life Charity Fund

On the same day, the Board resolved to establish the China Life Charity Fund (provisional name).

The Company will wholly invest and set up the China Life Charity Fund, to be registered with the Ministry of Civil Affairs under the State Council as an independent legal person non-public charity fund. Under the relevant PRC laws and regulations, source of funding for a non-public charity fund is from designated individuals or organisations, and cannot be raised from the public. The China Life Charity Fund will have the mission of “supporting charities and promoting social harmony and development”. As required by the Ministry of Civil Affairs, the China Life Charity Fund will be have an initial fund size of RMB50 million. In accordance with the requirements of the Regulations on the Administration of Foundations, the Ministry of Civil Affairs, as the statutory registration and administration authority of the China Life Charity Fund, will be invited to act as the competent authority responsible for business supervision of the China Life Charity Fund.

Commission File Number 001-31914

The establishment of the China Life Charity Fund is subject to the Shareholders’ approval at the EGM.

2.	Reasons For and Benefits of the Establishment of the China Life Charity Fund

The nature of the Company’s principal business, life insurance, and the market position of the Company has helped establish a responsible, reputable and reliable brand-name image. Participating in charities is a crucial strategy in building brand image with a strong sense of social responsibility. Setting up a non-public charity fund will help the Company to quickly build up and market its charity reputation. It reflects the Company’s leading role in the industry, fits its position in the industry and allows the Company to be more competitive in the charity regime.

E.	CIRCULAR

A circular containing, among other things, details of the proposed A Share Issue, the proposed amendments to the Articles of Association, the proposed adoption of the Procedural Rules, and the proposed establishment of the China Life Charity Fund, and the notice of the EGM will be despatched to the Shareholders as soon as practicable.

F.	CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The Board is pleased to announce that the Company’s principal place of business in Hong Kong will be changed to 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong with effect from 29 August, 2006. (The Company is a joint stock limited company incorporated in the PRC, and is not an authorised insurer in Hong Kong.)

Telephone number: (852) 2919 2628

Facsimile number:   (852) 2919 2638

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“Articles of Association”	the articles of association of the Company from time to time

“Board”	the board of Directors of the Company

Commission File Number 001-31914

“CIRC”	China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Hong Kong Stock Exchange

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi

“EGM”	the extraordinary general meeting of the Company to be held on or around 16 October 2006 to approve, inter alia, the A Share Issue

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purpose of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan

“Procedural Rules”	the Procedural Rules of the meetings of the Shareholders, Board and Supervisory Committee of the Company from time to time

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	holders of Domestic Shares and H Shares

“Shares”	Domestic Shares and H Shares

“Supervisors”	supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

By order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises the following members:

Executive Directors:	Yang Chao, Wu Yan, Wan Feng

Non-executive Directors:	Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 28 August 2006